Attorneys at Law

1180 Avenue of the Americas | 8th Floor

New York, New York 10036

Dial: 212.335.0466

Fax: 917.688.4092

info@foleyshechter.com

www.foleyshechter.com

May 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn: Kyle Wiley, Staff Attorney

Re:	Courtside Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed April 26, 2023
File No. 333-269028

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to Courtside Group, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated May 2, 2023 (the “Letter”), relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1/A (File No. 333-269028) filed with the Commission on April 26, 2023 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement accordingly and concurrently herewith is filing Amendment No. 4 to the Registration Statement (the “Amendment No. 4”).

{continued on following page}

Amendment No. 3 to Registration Statement on Form S-1

Summary Unaudited Condensed Consolidated Financial and Operating Data, page 22

1.	We note your revised disclosures in response to prior comment 4, however, you still do not indicate what information is presented on a pro forma basis. Please revise to state, after noting the periods derived from the consolidated financial statements but before explaining what the pro forma adjustments are based on, that pro forma net loss per share, pro forma share information, and pro forma balance sheet information are included and what those amounts give effect to.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 4 accordingly.

Capitalization, page 83

2.	Please revise (i) in the second bullet to state that the redemption is the result of not completing a Qualified Financing or Event by April 15, 2023, consistent with your disclosures on page 23.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 4 accordingly.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amendment No. 4, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission
Melissa Kindelan, Senior Staff Accountant Christine Dietz, Senior Staff Accountant Kyle Wiley, Staff Attorney Matthew Crispino, Staff Attorney

Courtside Group, Inc.
Kit Gray, President

3